Exhibit 1

News Release

For Immediate Release	All amounts in U.S. dollars

Contact:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President — Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Reports Year-End 2005 Results — Correction
All amounts in U.S. dollars
Toronto, February 17, 2006 — Trizec Canada Inc. (TSX:TZC.SV) earlier today reported 2005 financial and operating results. In its press release, Trizec Canada noted that it has completed the monetization of its various assets, other than its shares in Trizec Properties. The Company presently holds net other assets of $161.0 million, $4.6 million more than incorrectly reported in its earlier press release.
     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV and is a mutual fund corporation under Canadian Tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On February 9, 2006, Trizec Properties’ fourth quarter and year end results were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.
This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are changes in national and local economic conditions, including those economic conditions in Trizec Properties’ seven core markets; the extent, duration and strength of any economic recovery in the United States; Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space; the extent of any bankruptcies and insolvencies of Trizec Properties’ tenants; Trizec Properties’ ability to sell its non-core office properties in a timely manner; Trizec Properties’ ability to acquire office properties selectively in its core markets; Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs; Canadian tax laws that affect treatment of investment in U.S. real estate companies; the competitive environment in which Trizec Properties operates; the cost and availability of debt and equity financing to Trizec Properties; the effect of any impairment charges associated with changes in market conditions; Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts; other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the SEC; future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities; Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment; Trizec Properties’ ability to complete current and future development projects on time and on schedule; the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes; market conditions in existence at the time it sells assets; the possibility of change in law adverse to Trizec Canada; and joint venture and partnership risk. Such factors also include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 22, 2005.
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